Exhibit 21.1

Subsidiaries of the Registrant

1.	Phoenix Biotech Ltd., a British Virgin Islands corporation
2.	Drogueria Salud Integral S. de R.L., a Honduran corporation
3.	Salud Integral de C.V., a Honduran corporation
4.	Farmacia Salud Integral, S. de R.L., a Honduran corporation
5.	Salud Integral de El Salvador LTDA. De. C.V., an El Salvador corporation